UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FIRST COLOMBIA GOLD CORP.
(Name of Issuer)

Common Stock
 (Title of Class of Securities)

_________________
(CUSIP Number)

MBG Equity Holdings, LLC.
2220 Hickory Crest Drive
Memphis, TN 38119
(901) 754-9790
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(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 23, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1           NAME OF REPORTING PERSON:

MBG Equity,LLC. By E. Robert Gates, Managing Member

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  ☐
(b)  ☐

3           SEC USE ONLY

4           SOURCE OF FUNDSOO

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  ☐

6           CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7. Sole Voting Power	0 – Common
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

	8. Sole Voting Power (2)	2,000,000 Class B Preferred

	9. Sole Dispositive Power	0 – Common

	10. Sole Dispositive Power (2)	2,000,000 Class B Preferred

(1) The Class B Preferred Shares are lower in rank to the Class A Preferred Shares, but senior in rank to the Company's common shares. The Class B Preferred Shares have a voting equivalent approximately 60% of the issued and outstanding common stock.

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0- shares of common stock; 2,000,000 shares of Class B Preferred;

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 0% common stock, 0% Class A Preferred, 100% Class B Preferred

14           TYPE OF REPORTING PERSON                                                                CO

ITEM 1. SECURITY AND ISSUES.

This statement on Schedule 13D relates to shares of $0.001 par value of Class B Preferred Stock of First Colombia Gold Corp., a Nevada Corporation. The address of its principal office is Paseo de Bernardez #59, Fracc, Lomas de Bernardez, Guadalupe 98610, Zac, Mexico.

ITEM 2. IDENTITY AND BACKGROUND.

This statement on Schedule 13D is being filed on behalf of MBG Equity,LLC, an individual. The address 2220 Hickory Crest Drive,Memphis, TN 38119

MBG Equity LLC is 100% owned by E. Robert Gates.

Mr. Gates has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Gates is a citizen of the United States of America.

ITEM 3. SOURCE OF FUNDS OR OTHER CONSIDERATION.

On May 23, 2014, MBG Equity ,LLC purchased 2,000,000 shares of its Class B Preferred Stock in exchange for payments of $2,000.

ITEM 4. PURPOSE OF THE TRANSACTION.

Mr. E. Robert Gates is a the managing member of the direct holder of the shares of the Company and as such has the ability to vote the shares. In addition, Mr. Gates as such has influences the following corporate activities:

a)	The acquisition by any person of additional securities of First Colombia Gold Corp.;

b)
An extraordinary corporate transaction, such as a merger, reorganization or acquisition, involving First Colombia Gold Corp. First Colombia Gold Corp intends to amend its Articles of Incorporation to affect a reverse split of 1 new share of common stock for every 500 old shares of common stock.;

c)	A sale or transfer of a material amount of assets of First Colombia Gold Corp. or any of its subsidiaries;

d)
A change in the present board of directors or management of First Colombia Gold Corp. including any plans or proposals to change the number of term or directors or to fill any existing vacancies on the board;

e)	A material change in the present capitalization of First Colombia Gold Corp.;

f)	Any other material change in First Colombia Gold Corp.'s business or corporate structure;

g)	Changes in First Colombia Gold Corp.'s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of First Colombia Gold Corp. by any person;

h)	Not Applicable;

i)	Not Applicable; or

j)	Any action similar to any of those enumerated above.

The Reporting Person(s) may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The percentage of outstanding shares of First Colombia Gold Corp.'s common stock reported below is based on the statement that as of May 24, 2014 there were 1,943,128 shares of First Colombia Gold Corp.'s common stock issued and outstanding.

(1) MBG Equity,LLC beneficially owns or may be deemed to beneficially own shares of First Colombia Gold Corp.'s common stock as follows:

No. of Shares                                           % of Class
-----------------                                           -------------
Common Shares                                0                                                          0
-----------------                                           -------------

No. of Shares                                           % of Class
-----------------                                           -------------
Class A Preferred (1)                       0                                                           0
-----------------                                           -------------

No. of Shares                                           % of Class
-----------------                                           -------------
Class B Preferred (3,2)            2,000,000                                                   100%
-----------------                                           -------------
_________________

(1)	MBG Equity,LLC holds a total of -0 shares of Class A Preferred with a voting equivalent of 2 shares of common stock.
(2)
The Class B Preferred Shares are lower in rank to the Class A Preferred Shares, but senior in rank to the Company's common shares. The Class B Preferred Shares, as a group, have a voting equivalent of approximately 60% of the issued and outstanding common stock.

b) For information regarding the number of shares of First Colombia Gold Corp.'s common stock to which Mr. Ross holds or may be deemed to hold, reference is made to items (7) - (12) of the cover page for this statement on Schedule 13D.
c) Other than as set forth herein, there have been no other transactions in shares of First Colombia Gold Corp.'s common stock affected by MBG Equity,LLC during the past 60 days.
d) Not applicable.
e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Mr. Ross has no other contracts, arrangements, understandings or relationships (legal or otherwise) with other persons with respect to the securities of First Colombia Gold Corp., other than as described in this statement on Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 27, 2014

By:  /s/  E.  Robert Gates
              E. Robert Gates,
              Managing Member MBG Equity,LLC